77D.    Policies with respect to security investments


Prior to November 30, 2003, the NFJ Small-Cap Value Fund's investment objective was normally investing at least 80% of its assets in companies with market capitalizations of between $100 million and $1.5 billion. Starting November 30, 2003, the NFJ Small-Cap Value Fund's objective is to invest at least 80% of its assets in companies with market capitalizations of between $100 million and $1.8 billion.